UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) or 13(E)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

THE NEW HOME COMPANY INC.

(Name of Subject Company (Issuer))

NEWPORT MERGER SUB, INC.

(Name of Filing Person (Offeror))

A direct wholly owned subsidiary of

NEWPORT HOLDINGS, LLC

(Name of Filing Person (Offeror))

APOLLO MANAGEMENT IX, L.P.

(Name of Filing Person (Offeror))

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

645370107

(CUSIP Number of Class of Securities)

Newport Merger Sub, Inc.

c/o Apollo Management IX, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Taurie M. Zeitzer

Brian Scrivani

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$172,508,942	$18,821.00

*

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 18,160,613 shares of common stock, par value $0.01 per share (“Shares”), of The New Home Company Inc., a Delaware corporation (“New Home”), issued and outstanding multiplied by the offer price of $9.00 per Share, (ii) 851,996 Shares issuable pursuant to outstanding restricted stock unit awards multiplied by the offer price of $9.00 per Share, and (iii) the net offer price for options to purchase 410,762 Shares with an exercise price less than $9.00 per Share (which is calculated by multiplying the number of Shares underlying such in-the-money stock options by an amount equal to $9.00 per Share minus the weighted average exercise price of $5.60 per Share of such options). The foregoing share figures have been provided by New Home and are as of August 4, 2021, the most recent practicable date.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021, issued August 26, 2020, by multiplying the Transaction Valuation by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $18,821.00	Filing Party: Apollo Management IX, L.P.
Form or Registration No.: Schedule TO-T	Date Filed: August 10, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on August 10, 2021 by Newport Merger Sub, Inc. (the “Offeror”), a Delaware corporation and a wholly owned subsidiary of Newport Holdings, LLC (“Parent”), a Delaware corporation. The Schedule TO relates to the tender offer by the Offeror for any and all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of The New Home Corporation Inc., a Delaware corporation (the “Company” or “New Home”), at a purchase price of $9.00 per Share, net to the holders thereof, in cash, without interest thereon and less any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 2021 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

All the information set forth in the Offer to Purchase, including Schedule A thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment. This Amendment should be read together with the Schedule TO.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11, and Item 12, as reflected below.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding a new subsection to Section 15 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase to read as follows:

“Legal Proceedings. The Company has informed Parent that, on August 16, 2021, a purported stockholder of the Company Steven Makowsky sent a written letter to the Company Board and the Company’s legal counsel demanding corrective disclosures be made in the Company’s Schedule 14D-9 regarding the Offer (the “Makowsky Demand”). On August 18, 2021, a purported stockholder of the Company filed a complaint in the United States District Court for the Central District of California against the Company and its directors, captioned Charles Reinhardt v. the New Home Company Inc., et al., Case No. 2:21-cv-06692 (the “Reinhardt Complaint”). On August 19, purported stockholder Reinhardt also sent a written letter to the Company’s legal counsel reiterating the allegations in the Reinhardt Complaint and demanding that the Company issue additional disclosures regarding the Offer (the “Reinhardt Demand”). On August 19, 2021, a purported stockholder of the Company filed a complaint in the United States District Court for the Southern District of New York against the Company and its directors, captioned Irwin Morse v. the New Home Company Inc., et al., Case No. 1:21-cv-07006 (the “Morse Complaint”). Also on August 19, 2021, a purported stockholder of the Company filed a complaint in the United States District Court for the District of Delaware against the Company and its directors, captioned Anthony Morgan v. the New Home Company Inc., et al., Case No. 1:21-cv-01191-UNA (the “Morgan Complaint”). On August 20, 2021, a purported stockholder of the Company filed a complaint in the United States District Court for the Eastern District of Pennsylvania against the Company and its directors, captioned Matthew Whitfield v. the New Home Company Inc., et al., Case No. 2:21-cv-03727 (the “Whitfield Complaint”). Also on August 20, 2021, a purported stockholder of the Company filed a complaint in the United States District Court for the Southern District of New York against the Company and its directors, captioned Paul Stroube v. the New Home Company Inc., et al., Case No. 1:21-cv-07065 (the “Stroube Complaint”). On August 25, 2021, a purported stockholder of the Company filed a complaint in the United States District Court for the Eastern District of New York against the Company and its directors, captioned Winston Rowe v. the New Home Company Inc., et al., Case No. 1:21-cv-04800 (the “Rowe Complaint”). On August 27, 2021, a purported stockholder of the Company filed a complaint in the United States District Court for the Central District of California against the Company and its directors, captioned Katherine Finger v. the New Home Company, Inc., et al., Case No. 2:21-cv-06919 (the “Finger Complaint,” and together with the Reinhardt Complaint, the Morse Complaint, the Morgan Complaint, the Whitfield Complaint, the Stroube Complaint, and the Rowe Complaint, the “Complaints”).

The Complaints name as defendants the Company and each member of the Board. The Morse Complaint also names Parent and Offeror as defendants. Each of the Complaints alleges that the Company’s Schedule 14D-9 dated August 10, 2021 omits material information with respect to the Offer, and that as a result, (a) all defendants violated Section 14(e) of the Exchange Act; and (b) each member of the Company Board (and Parent and Offeror in the Morse Complaint) violated Section 20(a) of the Exchange Act. The Morse Complaint, the Whitfield Complaint, the Stroube Complaint, and the Rowe Complaint additionally allege that all defendants violated Section 14(d) of the Exchange Act. The Stroube Complaint and the Rowe Complaint also allege that the defendants violated Rule 14d-9.

Each of the Complaints seeks, among other things: (i) injunctive relief preventing the consummation of the transactions contemplated by the Merger Agreement; (ii) rescissory damages or rescission in the event that the transactions contemplated by the Merger Agreement have already been consummated (except for the Stroube Complaint); (iii) plaintiff’s attorneys’ and experts’ fees and expenses; and (iv) other such relief that the court deems just and proper. The Morse Complaint and the Whitfield Complaint additionally seek a declaration that the defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder. The Morgan Complaint seeks a declaration that the defendants violated Sections 14(a) and 20(a) of the Exchange Act, while the Rowe Complaint seeks a declaration that the defendants violated Sections 14(e), 14(d), 20(a) of the Exchange Act and Rule 14d-9. The Morse Complaint, the Whitfield Complaint, the Stroube Complaint, and the Finger Complaint also seek an amendment to the Schedule 14D-9 that addresses their complaints. The Makowsky Demand and the Reinhardt Demand each allege that the Company’s Schedule 14D-9 dated August 10, 2021 omits material information regarding the Offer and demands that the Company provide additional disclosures. The Company informed Parent that it believes the claims asserted in the Complaints and in the Makowsky Demand and the Reinhardt Demand are without merit. Management IX and Parent believe the claims asserted in the Morse Complaint are without merit.

Additional complaints may be filed against the Company, the Board, Parent and/or Offeror in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. Additional written demands may also be made of the Company and its Board. If such additional complaints are filed or demands are made, absent new or different allegations that are material, the Company will not necessarily announce such additional complaints or demands.

On August 30, 2021, the Company disclosed certain additional information in an amendment to the Schedule 14D-9. The Company informed Parent that it believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Offer and to minimize the expense of defending such actions, without admitting any liability or wrongdoing, the Company wishes to voluntarily make certain supplemental disclosures related to the Offer, all of which are set forth in an amendment to Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEWPORT MERGER SUB, INC.

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

NEWPORT HOLDINGS, LLC

By: Newport Holdings Parent, LLC, its sole member

By: Newport Parent Corporation, its sole member

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

APOLLO MANAGEMENT IX, L.P.

By:	AIF IX Management, LLC, its general partner

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

Dated: August 30, 2021

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 10, 2021.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement, as published in The Wall Street Journal on August 10, 2021.*

(a)(5)(A)	Press Release, dated July 23, 2021, issued by The New Home Company Inc. and funds managed by affiliates of Apollo Global Management, Inc. (incorporated by reference to Exhibit 99.1 to The New Home Company Inc.’s Form 8-K, filed on July 23, 2021).*

(d)(1)	Agreement and Plan of Merger, dated as of July 23, 2021, by and among New Home, Parent and the Offeror (incorporated by reference to Exhibit 2.1 to The New Home Company Inc.’s Form 8-K, filed on July 26, 2021).*

(d)(2)	Equity Commitment Letter, dated as of July 23, 2021, pursuant to which certain funds managed by Management IX and Apollo NA have committed cash as capital to Parent.*

(d)(3)	Limited Guarantee, dated as of July 23, 2021, delivered by certain funds managed by Management IX and Apollo NA in favor of New Home.*

(d)(4)	Confidentiality Agreement, dated as of March 15, 2021, between Management IX and New Home.*

(d)(5)	Form of Tender and Support Agreement, dated as of July 23, 2021, among Parent, the Offeror and the stockholders listed therein (incorporated by reference to Exhibit 99.1 to The New Home Company Inc.’s Form 8-K, filed on July 26, 2021).*

(g)	None.

(h)	None.

*	Previously filed.

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